SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT
PURSUANT TO SECTION 14(D)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

iBASIS, INC.

(Name of Subject Company)

iBASIS, INC.

(Names of Person Filing Statement)

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

450732201
(CUSIP Number of Class of Securities)

Ofer Gneezy

President & Chief Executive Officer

20 Second Avenue, Burlington, MA  01803

(781) 505-7500

(Name, Address and Telephone Number of Person Authorized to Receive Notice
and
Communications on Behalf of the Person Filing Statement)

Copies To:

Michael L. Fantozzi, Esq. Mintz, Levin, Cohn, Ferris, Glovsky and Popeo P.C. One Financial Center Boston, MA 02111 617-348-1640	Mark S. Flynn Chief Legal Officer and Corporate Secretary iBasis, Inc. 20 Second Avenue Burlington, MA 01803 781-505-7955

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

iBasis, Inc.’s Board of Directors Receives from Royal KPN N.V. Notice of Intent to Commence Cash Tender Offer to Increase Equity Ownership to up to 100%

BURLINGTON, Mass.—(BUSINESS WIRE)—Jul. 13, 2009— iBasis, Inc. (NASDAQ: IBAS), a leading wholesale carrier of international long distance telephone calls and a provider of retail prepaid calling services and enhanced services for mobile operators, announced today that its Board of Directors has received a letter from Royal KPN N.V. indicating its intention to commence a tender offer to increase KPN’s equity ownership to up to 100% at an offer price of $1.55 per share in cash. iBasis anticipates that its Board of Directors will form a special committee of independent directors to consider the matter.

KPN is the Company’s largest stockholder, holding approximately 56% of the Company’s outstanding stock. There can be no assurance that any transaction will occur or, if a transaction occurs, what the structure or terms of such transaction would be.

About iBasis

Founded in 1996, iBasis (NASDAQ: IBAS) is a leading wholesale carrier of international long distance telephone calls and a provider of retail prepaid calling services and enhanced services for mobile operators. iBasis customers include KPN, KPN Mobile, E-Plus, BASE, TDC and many other large telecommunications carriers such as Verizon, Vodafone, China Mobile, China Unicom, IDT, Qwest, Skype, Telecom Italia, Telefonica, and Yahoo. In 2008, iBasis carried approximately 24 billion minutes of international voice traffic. The Company can be reached at its worldwide headquarters in Burlington, Mass., USA at +1 781-505-7500 or on the Internet at www.ibasis.com.

The tender offer proposed by KPN referred to in this release has not commenced. If and when commenced, iBasis will file with the Securities and Exchange Commission a Solicitation/Recommendation Statement on Schedule 14D-9. iBasis shareholders are advised to read iBasis’s Solicitation/ Recommendation Statement on Schedule 14D-9 if and when it becomes available because it will contain important information. Shareholders may obtain a free copy of the Solicitation/Recommendation Statement on Schedule 14D-9 (if and when it becomes available), as well as any other documents filed by iBasis in connection with the tender offer by KPN, if and when it is commenced, free of charge at the SEC’s website at http://www.sec.gov.

Safe Harbor Statement

Except for historical information, all of the expectations, plans and assumptions contained in the foregoing press release constitute forward-looking statements under Section 21E of the Securities Exchange Act of 1934 and involve risks and uncertainties that could cause results to vary materially. For a description of certain of these risks and uncertainties please read the Company’s most recent Annual Report on Form 10-K and other periodic and current reports, all of which are available at www.sec.gov. Such forward-looking statements are only as of the date they are made, and we have no current intention to update any forward-looking statements.

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iBasis is a registered mark of iBasis, Inc. All other trademarks are the property of their respective owners.

Source: iBasis, Inc.

Media:
iBasis, Inc.
Chris Ward, 781-505-7557
or
Investors:
iBasis, Inc.
Richard Tennant, 781-505-7409
ir@ibasis.net

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